
SEP 1 8 2006

SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 8, 2006

Number	Document Description	Document Number	Date of Document
1.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
2.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
3.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
4.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
5.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
6.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
7.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
8.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
9.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
10.	Company House Notice – Return of Allotment of Shares	88(2)	July 9, 2006
11.	Regulatory News Service Notice	6518I	September 7, 2006
12.	Regulatory News Service Notice	4176I	September 7, 2006




06016978

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares


SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2006
WASH. D.C.
209 SECTION

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	25,000	40,225	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	20.48p	24.75p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Na[illegible]d addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Securities Limited Desig:-HGCF / Part ID:-601 Address Capstan House, One Clove Crescent, East India Dock LONDON UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 25,000
Name Mr Stuart Kilpatrick Address 59 Priory Road, Richmond, Surrey UK Postcode TW9 3DQ	Class of shares allotted Ordinary	Number allotted 20,113
Name Mrs Katharine Kilpatrick Address 59 Priory Road, Richmond, Surrey UK Postcode TW9 3DQ	Class of shares allotted Ordinary	Number allotted 20,112
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **65,225**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 27/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/10211 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares



RECEIVED
SEP 18 2006

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	08	2006	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	184,351		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

N[illegible] and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601 Address Capstan House, One Clove Crescent, East India Dock LONDON UK Postcode E14 2BH	Ordinary	184,351
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	184,351

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 7/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC./AL/10244	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)



RECEIVED
SEP 18 2006

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	151,362		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Securities Limited Desig:-HGCF / Part ID:-601 Address Capstan House, One Clove Crescent, East India Dock LONDON UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 151,362
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 151,362

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______ Date ?/9/08

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./AL/10266 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share


SEC MAIL
RECEIVED
PROCESSING
SEP 1 3 2006
WASH, D.C.
203

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
09	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,142		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	20.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr John David Stephenson		
Address	5 Caithness Way, Darlington, County Durham.	Ordinary	46,142
Postcode	DL1 3QS		
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**46,142**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  Date 7/9/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares


SEC MAIL
RECEIVED
SEP 1 3 2006
WASH, DC

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	145,948		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:-HGCF / Part ID:-601	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent, East India Dock, LONDON E14 2BH	Ordinary	145,948
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**145,948**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ____________ **Date** 7/9/06.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./SJK/E10348 Tel: 01903 833262
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares



SEC MAIL PROCESSING
RECEIVED
SEP 1 8 2006
WASH, D.C.
209
SECTION

CHFPO83

Company Number	3299608
Company name in full	ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	21	08	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	88,796		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:- HGCF / Part ID:- 601 Address Capstan House, One Clove Crescent East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 88,796
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **88,796**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 9/5/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/10474 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Share



SEC MAIL
RECEIVED
SEP 1 3 2006
WASH
209

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	24	08	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	9,228	2,940	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	20.48p	23.20p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
		Class of shares allotted	Number allotted
Name	Mr Mark Jackson		
Address	16 Bronaber Close, Ingleby Barwick, Stockton on Tees, Cleveland.	Ordinary	2,940
Postcode	TS17 5HR		
		Class of shares allotted	Number allotted
Name	Pershing Keen Nominees Limited		
Address	Capstan House, One Clove Crescent, East India Dock, London.	Ordinary	9,228
Postcode	E14 2BH		
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address			
Postcode			
		Class of shares allotted	Number allotted
Name			
Address		**TOTAL**	**12,168**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐



Signed ______________________ Date 7/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares


SEP 1 8 2006
WASH, DC

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	71,660		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	56.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited Desig:-HGCF Part ID:-601	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent, East India Dock	Ordinary	71,660
LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	71,660
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed ______________ Date 7/9/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/RW/10565 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)



RECEIVED
SEP 18 2006
WASH. D.C.

Return of Allotment of Shares

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	38,137		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C HGCF Part ID 601	Class of shares allotted	Number allotted
Address Capstan House, One Clove Crescent, East India Dock, London	Ordinary	38,137
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	38,137
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 7/7/06

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC./JW/10725 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

SEC File No. 82-34751

88(2)

Return of Allotment of Shares


SEP 1 8 2006
WASH D.C.

CHFPO83

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	86,331	72,920	36,460
Nominal value of each share	5p	5P	5P
Amount (if any) paid or due on each share *(including any share premium)*	69.5P	56.5P	24.75P

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Desig:HGCF Part ID: 601 Address Capstan House, One Clove Crescent East India Dock London UK Postcode E14 2BH	Ordinary	195,711
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	195,711

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date [handwritten]

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./JL/10698 Tel: 01903 833874
DX number DX exchange

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/07/2006 11:47 AM

To "walker.allen@element. <walker.allen@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company


SEC MAIL
RECEIVED
SEP 1 8 2006
WASH, D.C.

This Email Alert service is brought to you by Elementis

RNS Number:6518I
Elementis PLC
07 September 2006

Elementis PLC
7 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 7 September 2006 under Section 198
of the Companies Act 1985 that as at 9 August 2006 UBS AG was interested in 21,537,493 Ordinary Shares of 5p each in the Company. These holdings represent 4.89% of the issued Ordinary Share capital of the Company as at 9 August 2006.

Kathryn Silverwood
Assistant Company Secretary
7 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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09/04/06 05:19 AM

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4176I
Elementis PLC
04 September 2006

Elementis PLC
4 September 2006

Elementis plc ("the Company")

The Company announces that it was notified on 4 September 2006 under Section 198 of the Companies Act 1985 that as at 4 September 2006 Silchester International Investors Limited was interested in 27,412,136 Ordinary Shares of 5p each in the Company. These holdings represent 6.21% of the issued Ordinary Share capital of the Company as at 4 September 2006.

Kathryn Silverwood
Assistant Company Secretary
4 September 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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